Exhibit 99.3

AMENDMENT TO

INVESTOR RIGHTS AGREEMENT

THIS AMENDMENT (this “Amendment”) to Investor Rights Agreement is executed as of this October 18, 2016 and effective as of the time of “Closing” (as defined in the Transaction Agreement), by and among MakeMyTrip Limited, a company incorporated under the laws of Mauritius (the “Company”), and Ctrip.com International, Ltd., a company incorporated under the laws of the Cayman Islands (the “Investor”).

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Investor Rights Agreement referred to below.

WHEREAS, pursuant to the Transaction Agreement, dated as of the date hereof (the “Transaction Agreement”), between MIH Internet SEA Pte. Ltd. (“Indigo Parent”), MIH B2C Holdings B.V. and the Company, the Company will issue a certain number of Class B Shares to Indigo Parent on the Closing Date (as defined in the Transaction Agreement);

WHEREAS, pursuant to a convertible note purchase agreement, dated January 7, 2016 (the “Note Purchase Agreement”), between the Company and the Investor, the Investor has agreed to acquire certain Company Securities;

WHEREAS, the Company and the Investor and the Founders are parties to that certain Investor Rights Agreement dated as of January 7, 2016 (the “Investor Rights Agreement”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Transaction Agreement, the Company and the Investor wish to amend the Investor Rights Agreement as set forth in this Amendment; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Board Representation. Section 2.01(a) of the Investor Rights Agreement is hereby amended and restated in its entirety to read as follows:

“So long as the sum of the number of Ordinary Shares and the number of Ordinary Shares into which the then outstanding Note may be converted, in each case, beneficially owned by the Investor, together with its Subsidiaries, constitutes no less than 9,857,028 of the issued and outstanding Ordinary Shares, (subject to adjustment for any share split, share dividend, recapitalization, reclassification or similar transaction of the Company made in respect of any such Ordinary Shares), the Investor shall be entitled to designate one (1) director to the Board of the Company (such director, or such other individual who may be designated by the Investor from time to time, the “Investor Director”), and the Company shall arrange for the appointment or election of such Investor Director to the Board as soon as practicable after the Investor notifies the Company of its designation of the Investor Director and following receipt by the Company of all documentation requested by the Company reasonably required for the appointment of the Investor Director but in no event later than thirty (30) days after the receipt of such notification, including convening a meeting of the Board or obtaining resolutions in writing signed by all directors pursuant to the Constitution and appointing such Investor Director to the Board, who shall hold such office until the next annual general meeting in accordance with the Company’s Constitution and shall be re-appointed by the Company for election at such meeting in accordance with Section 2.01(e) below, and in the case of an election, (i) nominating such individual to be elected as a director as provided herein, (ii) using best efforts to ensure, and to the extent permitted by Applicable Law and the Company’s Constitution, recommending to the Shareholders, the election of such Investor Director to the Board in any meeting of Shareholders to elect directors, including soliciting proxies in favor of the election of the Investor Director, (iii) including such nomination regarding such individual in the Company’s notice for any meeting of Shareholders to elect directors, and (iv) if necessary, expanding the size of the Board in order to appoint the Investor Director; provided, however, that the Investor Director candidate shall be subject to the approval of the Board, which approval shall not be unreasonably withheld, and further subject to the election by the Shareholders of the Company to the extent required by Applicable Law and the Company’s Constitution.”

2. Competitor List. Schedule 2 of the Investor Rights Agreement is hereby amended and restated in its entirety in accordance with Schedule 2 to this Amendment.

3. Governing Law and Dispute Resolutions. This Amendment, the rights and obligations of the parties hereto, and all claims or disputes relating hereto, shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the conflicts of law rules thereunder.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5. Agreement Otherwise Unchanged. Except as herein provided, the Investor Rights Agreement shall remain unchanged and in full force and effect, and each reference to “the Agreement” and words of similar import in the Investor Rights Agreement, as amended hereby, shall be a reference to the Investor Rights Agreement as amended hereby and as the same may be further amended, supplemented and otherwise modified and in effect from time to time.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date herein above first written.

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
	Name:	Deep Kalra
	Title:	Founder & Group CEO

[Signature Page to Amendment to Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date herein above first written.

CTRIP.COM INTERNATIONAL, LTD

By:	/s/ James Jianzhang Liang
	Name:	James Jianzhang Liang
	Title:	Chairman & CEO

[Signature Page to Amendment to Investor Rights Agreement]

SCHEDULE 2

Competitor List